# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klaviyo, Inc., CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 125 Summer Street, Floor 6, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000830588

## Reporting persons
- Summit Partners Growth Equity Fund IX-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,187,302; sole dispositive power 0; shared dispositive power 8,187,302; aggregate amount beneficially owned 8,187,302 (5.69% of the class)
  Comment: Represents 8,187,302 shares of Series A Common Stock ("Series A Shares") issuable in respect of 8,187,302 shares of Series B Common Stock ("Series B Shares"). Calculated based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q (the "10-Q") filed with the Securities and Exchange Commission ("SEC") on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Partners Growth Equity Fund IX-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,112,037; sole dispositive power 0; shared dispositive power 5,112,037; aggregate amount beneficially owned 5,112,037 (3.55% of the class)
  Comment: Represents 5,112,037 Series A Shares issuable in respect of 5,112,037 Series B Shares. Calculated based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Partners Co-Invest (Kiwi), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 504,825; sole dispositive power 0; shared dispositive power 504,825; aggregate amount beneficially owned 504,825 (0.35% of the class)
  Comment: Represents 504,825 Series A Shares issuable in respect of 504,825 Series B Shares. Calculated based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Investors GE IX/VC IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 43,030; sole dispositive power 0; shared dispositive power 43,030; aggregate amount beneficially owned 43,030 (0.03% of the class)
  Comment: Represents 43,030 Series A Shares issuable in respect of 43,030 Series B Shares. Calculated based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Investors GE IX/VC IV (UK), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,584; sole dispositive power 0; shared dispositive power 5,584; aggregate amount beneficially owned 5,584 (0% of the class)
  Comment: Represents 5,584 Series A Shares issuable in respect of 5,584 Series B Shares. Calculated based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders (as defined in Item 2).
- Summit Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,852,778; sole dispositive power 0; shared dispositive power 13,852,778; aggregate amount beneficially owned 13,852,778 (9.62% of the class)
  Comment: Represents 13,852,778 Series A Shares issuable in respect of 13,852,778 Series B Shares. Calculated based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders (as defined in Item 2).

## Item 1. Issuer
Name of issuer: Klaviyo, Inc.
Address of issuer's principal executive offices: 125 Summer Street, Floor 6, Boston, MA 02110

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Summit Partners Growth Equity Fund IX-A, L.P. ("Fund IX-A")
(ii) Summit Partners Growth Equity Fund IX-B, L.P. ("Fund IX-B")
(iii) Summit Partners Co-Invest (Kiwi), L.P. ("Kiwi Co-Invest Fund")
(iv) Summit Investors GE IX/VC IV, LLC ("Fund IX/VC IV")
(v) Summit Investors GE IX/VC IV (UK), L.P. ("Fund IX/VC IV (UK)," and together with each of the foregoing, the "Summit Holders")
(vi) Summit Partners, L.P.
Address of principal business office or, if none, residence:
222 Berkeley Street, 18th Floor
Boston, MA 02116
Citizenship: See response to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The aggregate Series A Shares beneficially owned by the Reporting Persons and reflected in this statement represents 9.62% of the outstanding Series A Shares. Such calculation is based upon 130,150,680 Series A Shares outstanding as of October 31, 2026 as reported on the Issuer's 10-Q filed with the SEC on November 4, 2026, as increased by an aggregate of 13,852,778 Series A Shares issuable in respect of the 13,852,778 Series B Shares held by the Summit Holders.

In this regard, the reported securities are directly held by Fund IX-A (8,187,302 Series A Shares issuable in respect of 8,187,302 Series B Shares), Fund IX-B (5,112,037 Series A Shares issuable in respect of 5,112,037 Series B Shares), Kiwi Co-Invest Fund (504,825 Series A Shares issuable in respect of 504,825 Series B Shares), Fund IX/VC IV (43,030 Series A Shares issuable in respect of 43,030 Series B Shares), and Fund IX/VC IV (UK) (5,584 Series A Shares issuable in respect of 5,584 Series B Shares). Summit Partners, L.P. is the manager of Summit Partners GE IX, LLC, which is the general partner of Summit Partners GE IX, L.P., which is the general partner of Fund IX-A and Fund IX-B. Summit Partners, L.P. is the managing member of Summit Partners Co-Invest Kiwi GP, LLC, which is the general partner of Kiwi Co-Invest Fund. Summit Master Company, LLC is the general partner of Summit Partners, L.P., which is the manager of Summit Investors Management, LLC, which is the manager of Fund IX/VC IV and the general partner of Fund IX/VC IV (UK). Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated voting and investment decisions with respect to the Series B Shares held by Fund IX/VC IV and Fund IX/VC IV (UK) to Summit Partners, L.P.

The investment committee of Summit Partners, L.P. is currently composed of Peter Chung, Scott Collins and Peter Rottier, who may be deemed to have voting and dispositive authority over, and therefore beneficial ownership of, the reported securities. Each of the foregoing entities, Mr. Chung, Mr. Collins, and Mr. Rottier disclaims beneficial ownership of the reported securities (except to the extent such securities are directly held by such entity). The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A
Joint Filing Agreement, dated as of January 31, 2024, incorporated by reference to the Schedule 13G filed by the Reporting Persons on January 31, 2024

Exhibit B
Powers of Attorney, incorporated herein by reference to the statement on Schedule 13G filed by the Reporting Persons on January 31, 2024

## Signatures
- Summit Partners Growth Equity Fund IX-A, L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Partners Growth Equity Fund IX-B, L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Partners Co-Invest (Kiwi), L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Investors GE IX/VC IV, LLC: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Investors GE IX/VC IV (UK), L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (11/13/2026)
- Summit Partners, L.P.: /s/ Adam H. Hennessey, as POA, Adam H. Hennessey, as Power of Attorney (11/13/2026)